

November 8, 2012

Via E-mail
Lawrence Chenard
President and Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

      Re: Ample-Tee, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed October 17, 2012
              File No. 333-179079

Dear Mr. Chenard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the prospectus to include disclosure for your fiscal year ended August 31, 2012. By way of example only, we note that the disclosures in "Executive Compensation" and "Security Ownership of Certain Beneficial Owners and Management" are as of February 29, 2012.

2. Please disclose in the prospectus the information that you provided in response to the second bullet of comment 1.

Summary, page 4

The Offering, page 4

3. We note your response to comment 3. As requested in our prior comment, please revise the disclosure to indicate that net proceeds of $135,000 assumes that all of the shares are sold.

Summary of Financial Data, page 5

4. Please revise your entire document to update your financial data. See Rule 8-08 of Regulation S-X.

Dilution, page 11

5. We note your response to comment 7. Your net tangible book value per share before the offering is negative because your liabilities and intangible assets are greater than your total assets as of February 29, 2012. Therefore, please revise to show your net tangible book value per share before the offering in brackets and/or rename this line item as net tangible book value (deficit) per share.

Exhibit 23.1

6. Please revise to provide a currently dated consent from your independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio at (202) 551-3202 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director